Marlin Business Services Corp.
300 Fellowship Road
Mt. Laurel, NJ 08054
888-479-9111

September 23, 2010

Ms. Lindsay Bryan
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Dear Ms. Bryan:

We have received your letter dated September 9, 2010, and are in the process of reviewing and responding to your comments. In accordance with your instructions, please be advised that we will be submitting our response to you by September 29, 2010.

Please do not hesitate to call me at 888-479-9111, extension 4108, should you wish to discuss this further.

Sincerely,

/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.